Exhibit 99.1

Sapiens to Participate in the Needham Technology, Media, & Consumer Conference on May 15, 2024

Rochelle Park, NJ, May 1, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Investor Relations, is scheduled to participate in the Needham Technology, Media, & Consumer Conference, to be held at the Westin Grand Central Hotel in New York City, May 14-16, 2024. Ms. Cohen-Ifrah will host a group presentation on May 15, from 11:00 am to 11:40 am Eastern Daylight Time (EDT) in “Ambassador” and conduct one-on-one meetings the same day.

For more information about the conferences or to schedule a one-on-one meeting with Sapiens, please contact your Needham representative at the respective firm. The firms hosting the conference reserve the right to adjust a company’s meeting schedule, including its presentation time. It is recommended that participants confirm all meeting and presentation times with the conference organizers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer & Head of Investor Relations

Phone: +1 917-533-4782

Sapiens

Email: Yaffa.Cohen-Ifrah@sapiens.com

Investor Contact

Kimberly Rogers

Managing Director, Hayden IR

Phone: +1 541-904-5075

Email: kim@HaydenIR.com